SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                 McCormick & Schmick's Seafood Restaurants, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    579793100
                                 (CUSIP Number)

                           Michael R. Littenberg, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
                       (Name, address and telephone number
                                    of person
                authorized to receive notices and communications)

                                  July 20, 2004

             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 579793100                    13D                 Page 2 of 17 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               Castle Harlan Partners III, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS* OO

------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                       Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                  0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                          3,003,151 (See Item 5(a) and 5(b))
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                          3,003,151 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                          3,003,151 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                 PN
-----------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 579793100                    13D                 Page 3 of 17 Pages

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                      Castle Harlan Offshore Partners III, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS* OO

------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                          49,725 (See Item 5(a) and 5(b))
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                               0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                          49,725 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                          49,725 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                 PN
-----------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 579793100                    13D                 Page 4 of 17 Pages

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                             Castle Harlan Affiliates III, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS* OO

------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                  0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             50,693 (See Item 5(a) and 5(b))
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                   0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            50,693 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            50,693 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

0.4%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON *
                                                 PN
-----------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 579793100                    13D                 Page 5 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Branford Castle Holdings, Inc.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS* OO

------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            20,083 (See Item 5(a) and 5(b))
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            20,083 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                            20,083 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                 CO
-----------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 579793100                    13D                 Page 6 of 17 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               Frogmore Forum Family Fund, LLC

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS* OO

------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                   0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              11,545 (See Item 5(a) and 5(b))
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                   0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              11,545 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                          11,545 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                 OO
-----------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 579793100                    13D                 Page 7 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Castle Harlan Associates III, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS* OO

------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                        Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                  0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                          3,133,569 (See Item 5(a) and 5(b))
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                          3,133,569 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                          3,133,569 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.7%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON *
                                                 PN
-----------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 579793100                    13D                 Page 8 of 17 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                       Castle Harlan Partners III, G.P., Inc.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS* OO

------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                  0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                          3,133,569 (See Item 5(a) and 5(b))
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                          3,133,569 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                          3,133,569 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

22.7%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON *
                                                 CO
-----------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 579793100                    13D                 Page 9 of 17 Pages

--------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                       Castle Harlan, Inc.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS* OO

------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                  0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                          3,133,569 (See Item 5(a) and 5(b))
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                          3,133,569 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                          3,133,569 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

22.7%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                 CO
-----------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 579793100                    13D                 Page 10 of 17 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                              John K. Castle

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS* OO

------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                  0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                          3,165,197 (See Item 5(a) and 5(b))
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                          3,165,197 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                          3,165,197 (See Item 5(a) and 5(b))
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

23.0%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                 IN
-----------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 579793100                    13D                 Page 11 of 17 Pages

----------------------------------------------------------------------------
Item 1.     Security and Issuer.

     This statement on Schedule 13D ("Schedule 13D") relates to shares (the "Shares") of the common stock, par value $0.0001("Common Stock"), of McCormick & Schmick's Seafood Restaurants, Inc. (the "Issuer"). The principal executive offices of the Issuer is located at 720 SW Washington Street, Suite 550, Portland, Oregon 97205.


Item 2.     Identity and Background.

     (a)    This statement is filed by:

            (i) Castle Harlan Partners III, L.P. ("CHP III"), a Delaware limited partnership, in connection with Shares owned directly by it;

            (ii) Castle Harlan Offshore Partners, L.P. ("CH Offshore"), a Delaware limited partnership, in connection with Shares owned directly by it;

            (iii) Castle Harlan Affiliates III, L.P. ("CH Affiliates"), a Delaware limited partnership, in connection with Shares owned directly by it;

            (iv) Branford Castle Holdings, Inc. ("Branford"), a Delaware corporation, in connection with Shares owned directly by it;

            (v) Frogmore Forum Family Fund, LLC ("Frogmore"), in connection with Shares owned directly by it; and

            (vi) Castle Harlan Associates III, L.P. ("CH Associates"), a Delaware limited partnership, in connection with the Shares owned directly by CHP III, CH Offshore and CH Affiliates, as more fully described in Item 5(a) and 5(b) below;

            (vii) Castle Harlan Partners III, G.P., Inc. ("CHP GP"), a Delaware corporation, in connection with the Shares owned directly by CHP III, CH Offshore and CH Affiliates, as more fully described in Item 5(a) and 5(b) below;

            (viii) Castle Harlan, Inc. ("CHI"), a Delaware corporation, in connection with Shares owned directly by CHP III, CH Offshore, CH Affiliates as more fully described in Item 5(a) and 5(b) below;

            (ix) John K. Castle, in connection with Shares owned by CHI, CHP III, CH Offshore, CH Affiliates, Branford and Frogmore, as more fully described in Item 5(a) and 5(b) below.

     The person and entities above are referred to herein collectively as the "Reporting Persons". Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person.

     The general partner of each of CHP III, CH Offshore and CH Affiliates is CH Associates. The general partner of CH Associates is CHP GP.

CUSIP NO. 579793100                    13D                 Page 12 of 17 Pages

     The executive officers of CHP GP are Messrs. Castle, Leonard Harlan, Howard Weiss and David Pittaway. The directors of CHP GP are Messrs. Castle and Harlan.

     The executive officers of Branford are (i) Mr. Castle - President and Treasurer and (ii) David A. Castle - Vice President and Secretary. The sole director of Branford is Mr. Castle.

     The managing members of Frogmore are Messrs. Castle and Weiss.

     CHI is the investment manager for CHP III, CH Offshore and CH Affiliates and has the discretion, without the need for additional approval, to direct the investments of CHP III, CH Offshore and CH Affiliates. The directors of CHI are Messrs. Castle and Harlan. The executive officers of CHI are (i) John K. Castle
- Chairman and controlling stockholder, (ii) Leonard M. Harlan - President,
(iii) David Pittaway - Managing Director, Vice President and Secretary and (iv) Howard Weiss - Vice President, Treasurer and Chief Financial Officer.

     The Reporting Persons are making a joint filing pursuant to the requirements of Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because, by reason of their relationship as described herein, they may be deemed to be a "group" and "deemed to have acquired beneficial ownership" within the meaning of Rules 13d-3 and 13d-5 promulgated under the Exchange Act with respect to acquiring, holding and disposing of the Shares.

     (b) The principal business address of each of the Reporting Persons is c/o Castle Harlan Inc., 150 E. 58th Street, 37th floor, New York, NY 10155.

     (c) The principal business of the CHP III, CH Offshore, CH Affiliates, Branford and Frogmore is that of making investments. The principal business of CH Associates is of being the general partner of CHP III, CH Offshore and CH Affiliates. The Principal business of CHP GP is of being the general partner of CH Associates. The principal business of CHI is to provide business and organization strategy, financial and investment management and merchant and investment banking services for various limited partnerships. The principal occupation of Mr. Castle is a as being an executive officer and director of CHI, CHP GP and Branford and managing member of Frogmore.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) CHP III, CH Offshore, CH Affiliates and CH Associates are limited partnerships formed under the laws of the State of Delaware. CHI, CHPGP and Branford are corporations formed under the laws of the State of Delaware. Frogmore is a limited liability company formed under the laws of the State of Delaware. Mr. Castle is a citizen of United States.

CUSIP NO. 579793100                    13D                 Page 13 of 17 Pages

Item 3.     Source and Amount of Funds and Other Consideration.

     CHP III, CH Offshore, CH Affiliates, Branford and Frogmore (collectively referred to as the "Direct Holders ") were holders of preferred units and class A-1 units of McCormick & Schmick Holdings LLC, a Delaware limited liability company ("Holdings LLC"). The Direct Holders held, in the aggregate, 26,038.204 preferred units, and 444,599.84 class A-1 units of Holdings LLC with a total capital contribution of $26,482,803. The Issuer was established as a subsidiary of Holdings LLC in connection with an initial public offering of common stock. Immediately prior to the registration statement of the Issuer being declared effective on July 20, 2004, Holdings LLC and the Issuer merged (the "Merger"), with the Issuer being the surviving entity of the Merger and succeeding to the assets and liabilities of Holdings, LLC. Pursuant to the transactions contemplated by the Agreement and Plan of Merger, dated as of June 18, 2004, by and among Holdings LLC, the Issuer, Bruckmann, Rosser, Sherrill & Co. II, L.P., and CHP III, (the "Merger Agreement") the holders of equity interests in Holdings LLC received equity interests in the Issuer. The Direct Holders exchanged, in the aggregate, 26,038.204 preferred units, and 444,599.84 class A-1 units of Holdings LLC, as per the formulas listed in the Merger Agreement, for 3,165,197 Shares of Common Stock in the aggregate.


Item 4.     Purpose of the Transaction.

     The Direct Holders were investors in Holdings LLC prior to the Merger. The Common Stock issued by the Issuer was acquired by the Direct Holders as a result of the conversion of the preferred units and class A-1 units of Holdings LLC into Common Stock of the Issuer as per the terms of the Merger Agreement. The Direct Holders and substantially all of the unitholders of Holdings LLC, are parties to the registration rights agreement, dated as of August 22, 2001. The terms of the registration rights agreement include provisions for demand registration rights, piggyback registration rights and participation rights in favor of holders of the Common Stock.

     Other than as set forth above, none of the Reporting Persons have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such Reporting Persons may, at any time from time to time, review or reconsider their position with respect to any of such matters, but have no present intention to do so.


Item 5.     Interest in Securities of the Issuer.

     (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based upon 13,782,349 shares, which reflects the shares of Common Stock issued and outstanding as reported in the Issuer's Amendment No. 5 to the Registration Statement on Form S-1 dated July 20, 2003.

            (i) CHP III owns directly 3,003,151 Shares, constituting approximately 21.8% of the shares outstanding. CHP III disclaims beneficial ownership of shares other than those owned directly by it.

CUSIP NO. 579793100                    13D                 Page 14 of 17 Pages


            (ii) CH Offshore owns directly 49,725 Shares, constituting less than one percent of the shares outstanding.

            (iii) CH Affiliates owns directly 50,693 Shares, constituting less than one percent of the shares outstanding.

            (iv) Branford owns directly 20,083 Shares, constituting less than one percent of the shares outstanding.

            (v) Frogmore owns directly 11,545 Shares, constituting less than one percent of the shares outstanding.

            (vi) CH Associates owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, CH Associates may be deemed to beneficially own 3,133,569 Shares, constituting approximately 22.7% of the shares outstanding, of which 3,003,151 Shares are owned directly by CHP III, 49,725 shares are owned directly by CH Offshore, 50,693 Shares are owned directly by CH Affiliates. CH Associates disclaims beneficial ownership of the shares, except as to shares representing the CH Associates's pro rata interest in, and interest in the profits of, CHP III, CH Offshore and CH Affiliates.

            (vii) CHP GP owns directly no shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, CHP GP may be deemed to beneficially own 3,133,569 Shares, constituting approximately 22.7% of the shares outstanding, of which 3,003,151 Shares are owned directly by CHP III, 49,725 Shares are owned directly by CH Offshore, 50,693 Shares are owned directly by CH Affiliates. CH Associates disclaims beneficial ownership of the Shares, except as to Shares representing CH Associates's pro rata interest in, and interest in the profits of, CHP III, CH Offshore and CH Affiliates.

             (viii) CHI owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, CHI may be deemed to beneficially own 3,133,569 Shares, constituting approximately 22.7% of the Shares outstanding, of which 3,003,151 shares are owned directly by CHP III, 49,725 Shares are owned directly by CH Offshore, 50,693 Shares are owned directly by CH Affiliates. CHI disclaims beneficial ownership of Shares owned by affiliated entities.

            (ix) Mr. Castle owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, Mr. Castle may be deemed to own beneficially 3,165,197 shares constituting approximately 23.0% of the shares outstanding, of which 3,003,151 shares are owned directly by CHP III, 49,725 shares are owned directly by CH Offshore, 50,693 Shares are owned directly by CH Affiliates, 20,083 Shares are owned directly by Branford and 11,545 Shares are owned directly by Frogmore. Mr. Castle disclaims beneficial ownership of all such shares, except as to shares representing his pro rata interest in, and interest in the profits of, CHI, CHP III, CH Offshore, CH Affiliates, Frogmore and Branford.

     (b) CHP III has the power to dispose of and the power to vote the shares directly owned by it, which power may be exercised by its investment manager, CHI, or its general partner, CH Associates, or CH Associates' general partner, CHPGP, or CHP GP's and CHI's controlling stockholder, Mr. Castle.

CUSIP NO. 579793100                    13D                 Page 15 of 17 Pages

     Each of CH Offshore and CH Affiliates has the power to dispose of the shares directly owned by it, which power may be exercised by its investment manager, CHI, or its general partner, CH Associates, or CH Associates' general partner, CHP GP, or CHP GP's and CHI's controlling stockholder, Mr. Castle.

     Branford has the power to dispose of the shares directly owned by it, which power may be exercised by its controlling stockholder, Mr. Castle.

     Frogmore has the power to dispose of the Shares directly owned by it, which power may be exercised by its managing member, Mr. Castle.

     (c) The Reporting Persons have not effected any transactions in the Common Stock since the date of event which required the filing of this Schedule 13D, except for the conversion of units of Holdings LLC into shares of the Issuer described in Item 3 of this Schedule 13D

     (d) No person other than the Direct Holders are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

     (e)    Not applicable.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any common stock referred to in this Schedule 13D for the purposes of
Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Item 7.     Materials to be Filed as Exhibits.


            Exhibit 1 - Joint Filing Agreement, as required by Rule 13d-
                        1(k)under the Securities Exchange Act of 1934, as amended.

            Exhibit 2 - Agreement and Plan of Merger, dated as of June 18,
                        2004, by and among McCormick & Schmick Holdings LLC, McCormick and Schmick's Seafood Restaurants, Inc., Bruckmann, Rosser, Sherrill & Co. II, L.P.
                        and Castle Harlan Partners III, L.P.

CUSIP NO. 579793100                    13D                 Page 16 of 17 Pages




                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: July 30, 2004

CASTLE HARLAN PARTNERS III, L.P.
By: Castle Harlan Inc., its
    investment manager

    By: /s/ David Pittaway
        ---------------------------

CASTLE HARLAN ASSOCIATES III, L.P.,
By: Castle Harlan Partners III, G.P., Inc.,
its general partner

    By: /s/ David Pittaway
        ---------------------------

CASTLE HARLAN PARTNERS III, G.P., INC.

    By: /s/ David Pittaway
        ---------------------------

CASTLE HARLAN, INC.

    By: /s/ David Pittaway
        ---------------------------

BRANFORD CASTLE HOLDINGS, INC.

    By: /s/ John Castle
        ---------------------------

CASTLE HARLAN OFFSHORE PARTNERS III, LP
By: Castle Harlan Inc., its
    investment manager

    By: /s/ David Pittaway
        ---------------------------

CASTLE HARLAN AFFILIATES III, L.P.,
By: Castle Harlan Inc., its
    investment manager

    By: /s/ David Pittaway
        ---------------------------

FROGMORE FORUM FAMILY FUND, LLC

    By: /s/ Howard Weiss
        ---------------------------


/s/ John Castle
---------------------------------
JOHN K. CASTLE

CUSIP NO. 579793100                    13D                 Page 17 of 17 Pages


                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

 Dated:  July 30, 2004

CASTLE HARLAN PARTNERS III, L.P.
By: Castle Harlan Inc., its
    investment manager

    By: /s/ David Pittaway
        ---------------------------

CASTLE HARLAN ASSOCIATES III, L.P.,
By: Castle Harlan Partners III, G.P., Inc.,
its general partner

    By: /s/ David Pittaway
        ---------------------------

CASTLE HARLAN PARTNERS III, G.P., INC.

    By: /s/ David Pittaway
        ---------------------------

CASTLE HARLAN, INC.

    By: /s/ David Pittaway
        ---------------------------

BRANFORD CASTLE HOLDINGS, INC.

    By: /s/ John Castle
        ---------------------------

CASTLE HARLAN OFFSHORE PARTNERS III, LP
By: Castle Harlan Inc., its
    investment manager

    By: /s/ David Pittaway
        ---------------------------

CASTLE HARLAN AFFILIATES III, L.P.,
By: Castle Harlan Inc., its
    investment manager

    By: /s/ David Pittaway
        ---------------------------

FROGMORE FORUM FAMILY FUND, LLC

    By: /s/ Howard Weiss
        ---------------------------


/s/ John Castle
---------------------------------
JOHN K. CASTLE

                                    Exhibit 2






                          AGREEMENT AND PLAN OF MERGER

                            dated as of June 18, 2004

                                  by and among

                        McCormick & Schmick Holdings LLC,

                McCormick & Schmick's Seafood Restaurants, Inc.,

                   Bruckmann, Rosser, Sherrill & Co. II, L.P.,

                                       and

                        Castle Harlan Partners III, L.P.,

                                                                     EXHIBIT C

                 McCormick & Schmick's Seafood Restaurants, Inc.

                          Agreement and Plan of Merger


     This Agreement and Plan of Merger ("Merger Agreement") among McCormick & Schmick Holdings LLC, a Delaware limited liability company ("Holdings LLC"), McCormick & Schmick's Seafood Restaurants, Inc., a Delaware corporation (the "Company"), Bruckmann, Rosser, Sherrill & Co. II, L.P., and Castle Harlan Partners III, L.P. is dated as of June 18, 2004.

                                    Recitals

     The Company is a wholly owned subsidiary of Holdings LLC and has no assets or liabilities. In connection with an initial public offering of Common Stock by the Company (the "IPO"), Holdings LLC and the Company will merge pursuant to
Section 264 of the Delaware General Corporation Law and Section 18-209 of the Delaware Limited Liability Company Act (the "Merger"), the Company will be the surviving entity of the Merger and will succeed to the assets and liabilities of Holdings, LLC, and holders of equity interests in Holdings LLC will receive equity interests in the Company. This Merger Agreement sets forth steps that will be taken to accomplish the Merger and related reorganization from the LLC to the Company.

     In consideration of the premises and the terms and conditions set forth in this Merger Agreement, the parties agree as follows contemporaneously with the
Merger:

                                    Agreement

     1. Merger of Holdings LLC and the Company; Effect of Merger. Pursuant to the laws of the state of Delaware, and subject to and in accordance with the terms and conditions of this Merger Agreement, Holdings LLC and the Company shall merge. Unless otherwise determined by Holdings LLC and the Company, the Merger shall be effective on the date a Certificate of Merger, substantially in the form attached as Exhibit A (the "Certificate of Merger"), is filed with the Delaware Secretary of State ("Effective Time"), which shall occur (a) after the conditions in Section 2 have been met, (b) after the per share price of the common stock to be sold in the IPO is finally determined and (c) as close to (but in any event prior to) the closing of the IPO as is reasonably practicable. At the Effective Time, Holdings LLC and the Company shall be merged in the manner and with the effect provided by Section 264 of the Delaware General Corporation Law and Section 18-209 of the Delaware Limited Liability Company Act, the separate existence of Holdings LLC shall cease and the Company shall be the surviving corporation (the "Surviving Corporation"). The outstanding Preferred Units, Class A-1 Units, Class A-2 Units, Class B Units and Class C Units in Holdings LLC shall be converted into shares of Common Stock, $0.001 par value, of the Surviving Corporation as set forth in Section 3(a) below, and the shares of capital stock of the Company outstanding immediately prior to the Effective Time shall be cancelled.

     2. Conditions to the Merger and Terminations. The agreements and obligations under this Agreement are subject to the following conditions:

            2.1 Any required approvals of (a) the holders of any class or series of membership units in Holdings LLC and (b) the holders of any class or series of capital stock in the Company shall have been obtained.

            2.2 Any governmental approval required under applicable law in respect of the Merger or the transactions contemplated by this Agreement shall have been received.

     3.     Conversion Ratios; Cancellation of Company Common Stock.

            (a) Exhibit B sets forth the formulas for determining the conversion as of the Effective Time of the Preferred Units, Class A-1 Units, Class A-2 Units, Class B Units and Class C Units in Holdings LLC into Common Stock, $0.001 par value, of the Surviving Corporation in the Merger and an example of how such formulas will be applied to arrive at the number of shares of Common Stock into which membership units of Holdings LLC shall be converted in the Merger. The Surviving Corporation will not issue fractional shares in the Merger. The aggregate number of shares of Common Stock each former member of Holdings LLC is entitled to receive shall be rounded up to the nearest whole share. Exhibit C sets forth the number of each class of membership units held by the members of Holdings LLC.

            (b) Shares of Common Stock, $0.001 par value, of the Company outstanding immediately prior to the Effective Time shall be cancelled in the Merger.

     4. Termination of Agreements. As of the Effective Time after the conditions in Section 2 have been met the following agreements among the members of Holdings LLC shall terminate and be of no further force and effect: (a) the Amended and Restated Limited Liability Company Agreement, dated as of August 22, 2001, as amended (the "LLC Agreement") and (b) the Members Agreement dated August 22, 2001, as amended (the "Members Agreement").

     5.     Charter, Bylaws, Directors and Officers. At the Effective Time,
(a) the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation, (b) the bylaws of the Company shall be the bylaws of the Surviving Corporation, (c) the members of the board of advisers of Holdings LLC immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and (d) the officers of Holdings LLC immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

     6. Successors and Assigns. This Merger Agreement shall inure to the benefit of and be binding upon the successors and assigns of each party.

     7. Amendment and Waiver. No supplement, modification or amendment of, or waiver with respect to, this Merger Agreement shall be binding unless executed in writing.

     8. Headings. The headings in this Merger Agreement are solely for convenience of reference and shall not limit or otherwise affect the meaning of this Merger Agreement.

     9. Separability and Conflicts. If one or more of the provisions of this Merger Agreement or any application thereof is declared invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and any application thereof will in no way be affected or impaired.

     10. Entire Agreement. This Merger Agreement and the Exhibits hereto supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter.

     11. Counterparts. This Agreement may be executed in counterparts, each of which will be considered an original, but all of which together will constitute the same instrument.

     12. Approval as Voting Unitholders. This Merger Agreement constitutes the agreement, consent and approval of BRS and Castle Harlan to the matters set forth herein in their capacity as holders of voting securities of Holdings LLC.

                            [Signature Page Follows]

     The parties have executed this Agreement and Plan of Merger as of the date first set forth above.

McCormick & Schmick Holdings LLC            Castle Harlan Partners III, L.P.

                                            By: Castle Harlan Associates III,
                                                L.P., its general partner
By:    /s/ Emanuel Hilario
Name:  Emanuel Hilario
Title: Chief Financial Officer                By: Castle Harlan Partners III GP,
                                                  Inc. its general partner

McCormick & Schmick's Seafood
Restaurants, Inc.
                                              By:    /s/ John Castle
                                              Name:  John Castle
                                              Title:
By:    /s/ Emanuel Hilario
Name:  Emanuel Hilario
Title: Chief Financial Officer

Bruckmann, Rosser Sherrill & Co. II, L.P.

By: BRSE, L.L.C., its General Partner


By:
Name:
Title: